EXHIBIT 99.2

Reconciliation of Canadian GAAP to United States GAAP

We, our and BCE means BCE Inc., its subsidiaries and joint ventures.

Our unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This reconciliation of Canadian GAAP to United States GAAP should be read in conjunction with our unaudited interim consolidated financial statements for the three months ended March 31, 2010. We believe that this reconciliation reflects all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results for the interim periods shown. Material differences between Canadian GAAP and United States GAAP are quantified and described below:

Consolidated Statements of Operations

For the three months ended March 31
(in $ millions, except share amounts) (unaudited)	2010	2009
Earnings from continuing operations – Canadian GAAP	637	412
Differences
Selling, general and administrative expenses
Employee benefit plans (b)	(120)	(47)
Depreciation and amortization
Deferred costs and finite-life intangible assets (a)	1	1
Capitalized interest (g)	(19)	(18)
Restructuring and other (a) (f)	(2)	7
Other (expense) income
Sale of businesses (f)	-	(2)
Interest expense (g)	18	23
Income taxes
Cumulative tax effect of the above items	2	12
Unrecognized tax benefits (h)	-	(9)
Non-controlling interest (d)	76	84
Earnings from continuing operations – U.S. GAAP	593	463
Discontinued operations – Canadian GAAP	-	(6)
Difference (d) (f)	-	(2)
Discontinued operations – U.S. GAAP	-	(8)
Net earnings – U.S. GAAP	593	455
Net earnings attributable to the non-controlling interest (d)	(75)	(82)
Net earnings attributable to BCE	518	373
Dividends on preferred shares – Canadian and U.S. GAAP	(29)	(29)
Net earnings atrributable to BCE common shareholders – U.S. GAAP	489	344
Net earnings per common share – basic, U.S. GAAP
Continuing operations	0.64	0.45
Discontinued operations	-	(0.01)
Net earnings	0.64	0.44
Net earnings per common share – diluted, U.S. GAAP
Continuing operations	0.64	0.45
Discontinued operations	-	(0.01)
Net earnings	0.64	0.44
Average number of common shares outstanding – basic (millions)	765.7	788.3

Consolidated Statements of Comprehensive Income

For the three months ended March 31
(in $ millions) (unaudited)	2010	2009
Other comprehensive (loss) income, net of income taxes and non-controlling interest –
Canadian GAAP	(130)	63
Difference
Net change in gains and losses on derivatives designated as cash flow hedges (d) (e)	1	1
Employee benefit plans (b) (c) (d)	58	45
Other comprehensive (loss) income, net of income taxes – U.S. GAAP	(71)	109
Net earnings – U.S. GAAP	593	455
Comprehensive income – U .S. GAAP	522	564
Comprehensive income attributable to non-controlling interest (d)	(47)	(85)
Comprehensive income attributable to BCE – U.S. GAAP	475	479

Consolidated Statement of Accumulated Other Comprehensive Loss

	March 31,	December 31,
(in $ millions) (unaudited)	2010	2009
Currency translation adjustment	(2)	(2)
Available-for-sale financial assets and derivatives designated as cash flow hedges (d) (e)	(49)	80
Employee benefit plans (b) (c) (d)
Net actuarial losses	(2,131)	(2,186)
Net past service costs	47	43
Net transitional obligations	(3)	(2)
Accumulated other comprehensive loss – U.S. GAAP	(2,138)	(2,067)
Accumulated other comprehensive income attributable to non-controlling interest (d)	510	482
Accumulated other comprehensive loss attributable to BCE – U.S. GAAP	(1,628)	(1,585)

Consolidated Balance Sheets

	March 31,			December 31,
		2010			2009
	Canadian		U.S.	Canadian		U.S.
(in $ millions) (unaudited)	GAAP	Differences	GAAP	GAAP	Differences	GAAP
ASSETS
Current assets
Cash and cash equivalents	748	-	748	687	-	687
Accounts receivable	1,523	-	1,523	1,605	-	1,605
Future income taxes (f)	128	(12)	116	110	(7)	103
Inventory	446	-	446	448	-	448
Prepaid expenses	389	-	389	296	-	296
Other current assets	145	-	145	137	-	137
Current assets of discontinued operations	1	-	1	1	-	1
Total current assets	3,380	(12)	3,368	3,284	(7)	3,277
Capital assets
Property, plant and equipment (f) (g)	19,381	624	20,005	19,441	624	20,065
Finite-life intangible assets (a) (f) (g)	2,483	110	2,593	2,541	110	2,651
Indefinite-life intangible assets (f)	3,817	4	3,821	3,803	4	3,807
Total capital assets	25,681	738	26,419	25,785	738	26,523
Other long-term assets (f) (l)	3,126	(2,346)	780	3,207	(2,276)	931
Goodwill (f)	5,774	94	5,868	5,774	94	5,868
Total assets	37,961	(1,526)	36,435	38,050	(1,451)	36,599
LIABILITIES
Current liabilites
Accounts payable and accrued liabilites (f)	3,568	(27)	3,541	3,716	(29)	3,687
Interest payable	133	-	133	113	-	113
Dividends payable	375	-	375	354	-	354
Debt due within one year (j)	747	11	758	600	11	611
Current liabilities of discontinued operations	3	-	3	3	-	3
Total current liabilities	4,826	(16)	4,810	4,786	(18)	4,768
Long-term debt (e) (j)	10,301	23	10,324	10,299	25	10,324
Other long-term liabilities (f) (l)	4,808	102	4,910	4,942	115	5,057
Total liabilities	19,935	109	20,044	20,027	122	20,149
Non-controlling interest in subsidiaries (d)	1,031	(1,031)	-	1,049	(1,049)	-
EQUITY (d) (f) (k)
BCE shareholders’ equity
Preferred shares	2,770	-	2,770	2,770	-	2,770
Common shares (i)	12,851	(65)	12,786	12,921	(65)	12,856
Contributed surplus (f)	2,485	(1,538)	947	2,490	(1,538)	952
Accumulated other comprehensive (loss) income	(38)	(1,590)	(1,628)	92	(1,677)	(1,585)
(Deficit) retained earnings	(1,073)	2,063	990	(1,299)	2,182	883
Total BCE shareholders’ equity	16,995	(1,130)	15,865	16,974	(1,098)	15,876
Non-controlling interest in subsidiaries (d)	-	526	526	-	574	574
Total equity	16,995	(604)	16,391	16,974	(524)	16,450
Total liabilities and equity	37,961	(1,526)	36,435	38,050	(1,451)	36,599

Consolidated Statements of Cash Flows

For the three months ended March 31
(in $ millions) (unaudited)	2010	2009
Cash flows from operating activities – Canadian GAAP	1,098	925
Differences
Capitalized interest (g)	18	23
Cash flows from operating activities – U.S. GAAP	1,116	948
Cash flows used in investing activities – Canadian GAAP	(528)	(629)
Differences
Capitalized interest (g)	(18)	(23)
Cash flows used in investing activities – U.S. GAAP	(546)	(652)
Cash flows used in financing activities – Canadian and U.S. GAAP	(509)	(986)
Cash flows from (used in) continuing operations – U.S. GAAP	61	(690)
Cash flows used in discontinued operations activities – U.S. GAAP (d)	-	(8)
Net increase (decrease) in cash and cash equivalents	61	(698)
Cash and cash equivalents at beginning of period	688	3,063
Cash and cash equivalents at end of period	749	2,365
Consists of:
Cash and cash equivalents of continuing operations	748	2,356
Cash and cash equivalents of discontinued operations	1	9
Total	749	2,365

Description of United States GAAP Differences

All amounts are in millions of Canadian dollars, except where noted.

(a) Deferred Costs and Finite-life Intangible Assets

Under Canadian GAAP, certain expenses, such as development costs and pre-operating expenses, are deferred and amortized if they meet specified criteria. Under United States GAAP, these costs must be expensed as incurred.

(b) Employee Benefit Plans

Under United States GAAP, we recognize the funded status of benefit plans in the balance sheet by aggregating overfunded plans separately from underfunded plans and recording the resulting amounts as an asset and a liability, respectively. We also recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and past service costs or credits that arise during the period. Under Canadian GAAP, these amounts are not recorded on the balance sheet until the period in which they affect earnings.

Also, under Canadian GAAP, we recognize a pension valuation allowance for any excess of the accrued benefit asset over the related expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not permit pension valuation allowances. Differences also arise from the use of the corridor method to amortize actuarial gains and losses for Canadian GAAP purposes.

(c) Post-Employment Benefits

In 2007, we announced the phase-out of other post-employment benefits for future retirees over the next 10 years. Under Canadian GAAP, this plan amendment reduces the unamortized transitional obligation and increases past service credits amortized over the expected average remaining service lives (EARSL) of affected employees. Under United States GAAP, this plan amendment was reflected as an increase in other comprehensive income (loss) of $209 million in June, 2007.

(d) Consolidation

Under Canadian GAAP net earnings and other comprehensive income exclude amounts attributable to the non-controlling interest. Under United States GAAP these amounts are included in net earnings and other comprehensive income. Also under United States GAAP, non-controlling interest in subsidiaries is presented in the balance sheet as a separate component of equity.

Under Canadian GAAP, we account for our interests in joint ventures using the proportionate consolidation method. Under United States GAAP, these interests would be accounted for using the equity method. This difference is not reflected in our United States GAAP reconciliation for those joint venture interests that qualify for the related accommodation provided by the United States Securities and Exchange Commission. Our joint venture interests accounted for using the proportionate consolidation method are not material to our financial position or results of operations.

Certain joint venture interests have been accounted for as discontinued operations under Canadian GAAP. Under United States GAAP, we must continue to reflect these investments in continuing operations. Our proportionate interest in joint venture results of operations and any gain or loss on disposal are reclassified from discontinued operations under Canadian GAAP to continuing operations under United States GAAP.

Description of United States GAAP Differences

(e) Derivative Instruments and Hedging Activities

Under Canadian GAAP, foreign-currency derivatives embedded in a non-financial instrument host contract are not bifurcated and separately accounted for when specified conditions are met.

Differences may also arise with respect to the measurement of hedge ineffectiveness recorded in earnings.

(f) Sale of Businesses, Business Combinations and Goodwill

Under United States GAAP, we remeasure to fair value our previously held equity interest in an entity when we acquire control and recognize a corresponding gain or loss in income. Also, acquisition-related transaction costs are expensed as incurred and restructuring costs are accrued and included in the purchase price allocation only if they are an acquired liability. Under Canadian GAAP, there is no remeasurement of our previously held equity interest, and transaction costs and restructuring provisions directly related to the acquisition are included in the purchase price allocation and restructuring provisions.

Under United States GAAP, we recognize a bargain purchase gain relating to an acquisition for any excess of the fair value of net assets acquired over the purchase price paid. Under Canadian GAAP any excess generally reduces the carrying amounts attributed to the net assets acquired.

During the year ended December 31, 2009, under United States GAAP, we recorded income of $103 million (net of transaction costs of $7 million and directly related restructuring costs incurred of $5 million), comprised mainly of a gain on remeasurement of a previously held equity interest in an entity in which we acquired a controlling interest during the period and a bargain purchase gain on a business combination completed during the period.

Under Canadian GAAP, certain business combinations have been accounted for at the carrying value of the underlying assets and liabilities exchanged, whereas under United States GAAP such transactions were recorded on a fair value basis. Also, differences between Canadian GAAP and United States GAAP may cause corresponding differences in the carrying values of the net assets of businesses sold, including those classified as discontinued operations. Changes in our ownership interest in these businesses will cause a corresponding difference in any resulting gains or losses.

BCE’s ownership interest in Bell Aliant was reduced through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. This distribution resulted in an increase in contributed surplus of $1,547 million for Canadian GAAP. For United States GAAP purposes, the distribution of trust units is deemed to have occurred at fair value, with the resulting gain recognized in earnings. Therefore, the increase in contributed surplus under Canadian GAAP, adjusted for previously existing United States and Canadian GAAP differences, was recorded as a gain on distribution of trust units in earnings from continuing operations for United States GAAP purposes.

(g) Capitalized Interest

Under Canadian GAAP, we capitalize interest for significant assets under construction. Under United States GAAP, borrowing costs must be capitalized for all assets under construction.

(h) Income Taxes

Under United States GAAP an income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely to be realized upon settlement. Under Canadian GAAP, we recognize and measure income tax positions, including any related accruals for interest and penalties, based on our best estimate of the amount that is more likely than not to be realized.

Description of United States GAAP Differences

BCE and its subsidiaries are subject to either Canadian federal and provincial income tax, United States federal, state or local income tax. BCE has substantially concluded all Canadian federal and provincial income tax matters for taxation years through 2000. Canadian federal income tax returns for taxation years 2001 through 2009 are currently under examination by the Canada Revenue Agency, which to date has not proposed any significant adjustments. No material matters pertaining to United States federal, state or local income tax matters are currently outstanding.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in $ millions) (unaudited)
Balance at January 1, 2010	711
Increase for tax positions of prior years	19
Decrease for tax positions of prior years	(20)
Settlements	(9)
Balance at March 31, 2010	701

The balance of $701 million at March 31, 2010 includes $283 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility. The disallowance of a shorter deductibility period would not affect the effective tax rate, except with respect to interest and penalties and the impact of declining income tax rates. The remaining $418 million of unrecognized tax benefits would, if recognized, favourably affect the effective income tax rate in future periods. Subject to the results of audit examinations by taxing authorities and to legislative amendments, BCE does not anticipate adjustments to the amount of unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

BCE records interest and penalties related to income tax positions in income tax expense. For the three month period ended March 31, 2010, BCE recognized approximately $6 million in interest and penalties (2009 – $6 million). BCE had accrued $179 million for interest and nil for penalties at March 31, 2010 and $173 million and nil respectively, at December 31, 2009.

(i) Share Issue Costs

Under United States GAAP, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock, whereas under Canadian GAAP we charge share issue costs to deficit.

(j) Debt Issue Costs

Under United States GAAP, debt issue costs incurred in connection with the issuance of debt securities or other long-term borrowings are recorded as deferred charges and amortized over the term of the debt. Under Canadian GAAP, these costs are classified with the corresponding debt on the balance sheet.

Description of United States GAAP Differences

(k) Changes in Equity

					Accumulated
For the three months ended			Common		other		Non-
March 31, 2010		Preferred	shares,	Contributed	comprehensive	Retained	controlling
(in $ millions) (unaudited)	Total	shares	net	surplus	income	earnings	interest
Beginning balance	16,450	2,770	12,856	952	(1,585)	883	574
Net earnings	593					518	75
Other comprehensive income
Net change in gains (losses) on available-for sale financial assets and derivatives designated as cash flow hedges	(129)				(130)		1
Net change in currency translation adjustment	-				-		-
Employee benefit plans	58				87		(29)
Other comprehensive (loss)	(71)
Net repurchase of BCE common shares	(125)		(71)	(5)		(49)
Dividends on BCE common and preferred shares	(361)					(361)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(92)						(92)
Other	(3)		1			(1)	(3)
	16,391	2,770	12,786	947	(1,628)	990	526

					Accumulated
For the three months ended			Common		other		Non-
March 31, 2009		Preferred	shares,	Contributed	comprehensive	Retained	controlling
(in $ millions) (unaudited)	Total	shares	net	surplus	income	earnings	interest
Beginning balance	17,071	2,770	13,374	991	(1,498)	841	593
Net earnings	455					373	82
Other comprehensive income
Net change in gains (losses) on available-for sale financial assets and derivatives designated as cash flow hedges	61				60		1
Net change in currency translation adjustment	3				3		-
Employee benefit plans	45				43		2
Other comprehensive income	109
Net repurchase of BCE common shares	(566)		(387)	(27)		(152)
Dividends on BCE common and preferred shares	(331)					(331)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(92)						(92)
Other	6		1	3			2
	16,652	2,770	12,988	967	(1,392)	731	588

Description of United States GAAP Differences

(l) Other Long-Term Assets and Other Long-Term Liabilities

	March 31,	December 31,
(in $ millions) (unaudited)	2010	2009
Other long-term assets
Deferred costs (f)	(3)	(3)
Employee benefit plans (b)	(3,238)	(3,213)
Future income taxes (f) (h)	856	899
Debt issue costs (j)	39	41
	(2,346)	(2,276)

	March 31,	December 31,
(in $ millions) (unaudited)	2010	2009
Other long-term liabilities
Employee benefit plans (b)	133	138
Future income taxes and unrecognized tax benefits (f) (h)	(31)	(23)
	102	115

(m) Guarantees

Under Canadian GAAP, guarantees do not include indemnifications against intellectual property right infringement. Under United States GAAP, these indemnifications are included in guarantees. At March 31, 2010, such indemnifications amounted to $15 million (December 31, 2009 – $45 million), of which $5 million expires in 2011, $5 million in 2013, and $5 million with an indefinite term. We also have guarantees where no maximum potential amount is specified.

(n) Fair Value of Financial Instruments

The following table shows a comparison between the carrying value and fair value of our long-term debt and derivative financial instruments.

	March 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
(in $ millions) (unaudited)	value	value	value	value
Long-term debt due within one year	593	591	558	565
Long-term debt	10,324	11,161	10,324	10,926
Derivative financial instruments, net asset (liability) position
Forward contracts – BCE Inc. shares	58	58	35	35
Currency contracts	(137)	(137)	(128)	(128)
Interest rate swaps	60	60	68	68

Description of United States GAAP Differences

(o) Future Accounting Changes

In October 2009, the FASB amended Topic 605, Revenue Recognition, to address certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, amending the previous guidance under Subtopic 605-25, Revenue Arrangements with Multiple Deliverables. The amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method, thus prohibiting the use of the residual method. The amendments to Topic 605 also change the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available.

The amendments to Topic 605 may be applied prospectively and must be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after June 15, 2010. Early adoption is permitted.

We are currently evaluating the impact and effective date of adoption of the amendments to Topic 605.